Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by article 4° Chapter III of Title IV of the National Securities Commission
(N.T. 2013 and modifications)
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
GBP	Sterling pound
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company Name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the six-month period of the

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the three and six month, periods ended at June 30, 2025 and 2024

		Three months at		Six months at
		06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Note	Millions of $
Continuous Operations
Sales income	4	276,510	237,818	557,505	553,105
Construction income		28,679	47,120	51,719	94,884
Cost of service	5.1	(180,415)	(160,358)	(360,208)	(331,872)
Construction costs		(28,599)	(47,049)	(51,551)	(94,726)
Income for gross profit for the period		96,175	77,531	197,465	221,391
Distribution and selling expenses	5.2	(18,534)	(14,824)	(35,144)	(32,973)
Administrative expenses	5.3	(15,103)	(11,183)	(30,114)	(23,714)
Other income and expenses, net	6.1	5,046	5,071	7,488	10,637
Operating profit for the period		67,584	56,595	139,695	175,341
Finance Income	6.2	12,796	(15,552)	11,308	(124,112)
Finance Costs	6.3	(46,185)	63,768	(38,532)	487,396
RECPAM		(2,876)	(3,550)	(5,352)	(26,955)
Result of investments accounted for by the equity method		-	(1)	-	(1)
Income before income tax		31,319	101,260	107,119	511,669
Income tax	6.4	(3,061)	(50,500)	(33,281)	(209,182)
Income for the period for continuous operations		28,258	50,760	73,838	302,487
Net Income for the period		28,258	50,760	73,838	302,487
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		28,258	50,760	73,838	302,487

Income attributable to:
Shareholders		28,030	50,664	73,664	302,268
Non–Controlling Interest		228	96	174	219

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		109.1042	195.9846	285.0888	1,167.9035

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Financial Position

At June 30, 2025 and December 31, 2024

		06.30.2025	12.31.2024

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment		1,131	1,207
Intangible Assets	7	2,223,993	2,258,208
Rights of use		3,705	5,094
Assets for deferred tax		37	18
Other receivables	9.1	57,572	50,682
Investments	9.3	41,034	57,359
Total Non-Current Assets		2,327,473	2,372,569
Current Assets
Other receivables	9.1	18,036	27,495
Trade receivables, net	9.2	103,279	109,803
Other assets		286	187
Investments	9.3	55,040	25,660
Cash and cash equivalents	9.4	144,325	122,718
Total Current Assets		320,966	285,863
Total Assets		2,648,439	2,658,432
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		159,033	159,033
Legal , facultative reserve and others		1,193,885	857,119
Retained earnings		73,664	336,644
Subtotal		1,426,978	1,353,192
Non-Controlling Interest		475	301
Total Shareholders’ Equity		1,427,453	1,353,493
Liabilities
Non-Current Liabilities
Provisions and other charges	11	7,007	9,251
Financial debts	8	608,974	644,437
Deferred income tax liabilities		382,100	349,109
Lease liabilities		1,005	2,447
Accounts payable and others	9.5	1,007	1,116
Total Non- Current Liabilities		1,000,093	1,006,360
Current Liabilities
Provisions and other charges	11	18,232	51,628
Financial debts	8	83,729	96,494
Current income tax liability, net of advances		391	487
Lease liabilities		3,193	3,164
Accounts payable and others	9.5	102,879	133,017
Fee payable to the Argentine National Government	10.1	12,469	13,789
Total Current Liabilities		220,893	298,579
Total Liabilities		1,220,986	1,304,939
Total Shareholder’s Equity and Liabilities		2,648,439	2,658,432

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Changes in Equity

At June 30, 2025 and 2024

	Attributable to majority shareholders								Non-	Total
	Common	Share	Adjustment	Legal	Facultative	Other	Retained	Total	Controlling	Shareholders’
	Shares	Premium	of capital	Reserve	Reserve	Reserves	Earnings		Interest	Equity
	In millons of $
Balance at 01.01.25	259	137	159,033	31,840	820,397	4,882	336,644	1,353,192	301	1,353,493
Resolution of the Assembly of April 29, 2025 – Constitution of reserves (note 15)	-	-	-	-	336,644	-	(336,644)	-	-	-
Compensation plan	-	-	-	-	-	122	-	122	-	122
Net Income for the period	-	-	-	-	-	-	73,664	73,664	174	73,838
Balance at 06.30.2025	259	137	159,033	31,840	1,157,041	5,004	73,664	1,426,978	475	1,427,453

Balance at 01.01.24	259	137	159,983	31,860	900,933	4,545	23,759	1,121,476	(77)	1,121,399
Resolution of the Assembly of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	147	23,612	-	(23,759)	-	-	-
Compensation plan	-	-	-	-	-	124	-	124	-	124
Net Income for the period	-	-	-	-	-	-	302,268	302,268	219	302,487
Balance at 06.30.2024	259	137	159,983	32,007	924,545	4,669	302,268	1,423,868	142	1,424,010

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Cash Flow

For the six-month periods ended at June 30, 2025 and 2024

		06.30.2025	06.30.2024

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		73,838	302,487
Adjustment for:
Income tax		33,281	209,182
Amortization of intangible assets	7	81,883	59,362
Depreciation of property , plant and equipment	5	240	283
Depreciation right of use	5	1,389	1,397
Bad debts provision	5.2	3,011	2,252
Specific allocation of accrued and unpaid income		12,469	10,949
Result of investments accounted for using the equity method		-	1
Compensation plan		122	124
Accrued and unpaid financial debts interest costs	8	25,718	34,990
Accrued deferred revenues and additional consideration	11	(10,399)	(10,546)
Accrued and unpaid Exchange differences		13,127	(382,843)
Litigations provision	11	1,119	561
Inflation Adjustment		(10,066)	(62,251)
Changes in operating assets and liabilities:
Changes in trade receivables		(11,060)	(22,793)
Changes in other receivables		(7,873)	(19,575)
Changes in other assets		(99)	411
Changes in accounts payable and others		(12,442)	26,959
Changes in provisions and other charges		3,177	6,404
Evolution of the specific allocation of income to be paid to the Argentine National State		(11,959)	(9,644)
Changes in intangible assets	7	(47,668)	(94,884)
Income tax payments		(189)	-
Net cash Flow generated by operating activities		137,619	52,826
Cash Flow for investing activities
Acquisition of investments		(28,080)	(14,401)
Collection of investments		15,489	3,483
Fixed assets acquisitions		(163)	(64)
Net Cash Flow applied to investing activities		(12,754)	(10,982)
Cash Flow from financing activities
New Financial debts	8	109	-
Payment of leases		(1,629)	(2,038)
Financial debts paid- principal	8	(47,817)	(48,215)
Financial debts paid- interests	8	(34,105)	(32,025)
Payment of dividends		(29,567)	-
Net Cash Flow applied to financing activities		(113,009)	(82,278)
Net Increase (decrease) in cash and cash equivalents		11,856	(40,434)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		122,718	183,862
Net Increase ( decrease ) in cash and cash equivalents		11,856	(40,434)
Inflation adjustment generated by cash and cash equivalents		11,923	50,395
Foreign Exchange differences by cash and cash equivalents		(2,172)	(50,161)
Cash and cash equivalents at the end of the period		144,325	143,662

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the request of the parties, the procedural deadlines for the aforementioned legal action are suspended until August 11, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 06.30.2025

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,383	374	1,373
Cargo & Logistics S.A. (3)	1,614,687	98.63%	-	-	-
Paoletti América S.A. (3)	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	1,551	400	1,086
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	Not consolidated due to low significance.
(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with The Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on August 6, 2025.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of The Company for the six-month period ended June 30, 2025 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of June 30, 2024 and from the Consolidated Financial Statements as of December 31, 2024 approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2025, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2024).

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE of The Company in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2024.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2025.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments. and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of June 30, 2025, the price index stood at 8,871.3479, with inflation for the six-month period at 12.8% and year-on-year at 39.7%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2025 was a loss of $33,281 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $79,219 million, because as of June 30, 2025, the variation of the CPI for the period of 36 months at the end of fiscal year 2025 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Air station use rate	133,151	115,274	288,830	285,501
Landing fee	11,911	11,655	23,894	27,734
Parking fee	3,683	4,093	8,141	10,307
Total aeronautical income	148,745	131,022	320,865	323,542
Total non-aeronautical income	127,765	106,796	236,640	229,563
Total	276,510	237,818	557,505	553,105

As of June 30, 2025 and 2024, "over the time" income from contracts with customers for the six-month periods was $469,044 million and $464,931 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Specific allocation of income	40,664	34,685	82,113	81,257
Airport services and maintenance	40,204	38,649	79,375	68,359
Amortization of intangible assets	40,900	30,178	79,613	58,850
Depreciation of property, plant and equipment	116	155	232	254
Salaries and social charges	41,964	42,027	87,467	93,155
Fee	1,611	3,604	3,849	5,154
Utilities and fees	5,165	4,882	11,212	10,535
Taxes	1,689	1,313	3,217	3,090
Office expenses	4,700	3,940	8,999	9,356
Insurance	16	236	41	465
Depreciation rights of use	702	689	1,389	1,397
Others	2,684	-	2,701	-
Total	180,415	160,358	360,208	331,872

5.2. Distribution and marketing expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Airport services and maintenance	368	-	368	-
Amortization of intangible assets	89	2	199	5
Salaries and social charges	886	97	1,814	224
Fees	169	27	347	27
Utilities and fees	7	4	12	6
Taxes	13,766	11,846	27,307	28,069
Office expenses	85	18	215	34
Advertising	1,426	1,682	1,871	2,356
Provision for bad debts	1,738	1,148	3,011	2,252
Total	18,534	14,824	35,144	32,973

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Airport services and maintenance	509	412	783	678
Amortization of intangible assets	1,020	256	2,071	507
Depreciation of PP&E	6	29	8	29
Salaries and social charges	7,434	5,254	15,602	12,158
Fees	1,205	1,014	2,105	2,332
Utilities and fees	51	6	55	6
Taxes	1,763	1,725	3,740	3,674
Office expenses	2,363	2,048	4,186	3,578
Insurance	568	154	1,219	291
Fees to the Board of Directors and the Supervisory Committee	184	285	345	461
Total	15,103	11,183	30,114	23,714

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Trust for Strengthening	6,777	5,781	13,685	13,542
Other	(1,731)	(710)	(6,197)	(2,905)
Total	5,046	5,071	7,488	10,637

6.2. Finance Income

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	30.06.2024

	Millions of $
Interest	5,983	10,967	12,316	27,371
Foreign Exchange differences	6,813	(26,519)	(1,008)	(151,483)
Total	12,796	(15,552)	11,308	(124,112)

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Interest	(13,071)	(17,257)	(27,177)	(37,835)
Foreign Exchange differences	(33,114)	81,025	(11,355)	525,231
Total	(46,185)	63,768	(38,532)	487,396

6.4 Income Tax

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Current	(302)	(10)	(298)	(35)
Deferred	(2,759)	(50,490)	(32,983)	(209,147)
Total	(3,061)	(50,500)	(33,281)	(209,182)

NOTE 7 – INTANGIBLE ASSETS

		06.30.2025	06.30.2024

	Note	Millions of $
Original values:
Initial Balance		3,781,874	3,618,498
Acquisitions of the period		51,719	94,884
Declines of the period		(6,841)	-
Balance at June 30		3,826,752	3,713,382

Accumulated Amortization:
Initial Balance		(1,523,666)	(1,405,870)
Acquisitions of the period	5	(81,883)	(59,362)
Declines of the period		2,790	-
Balance at June 30		(1,602,759)	(1,465,232)
Net balance at June 30		2,223,993	2,248,150

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	06.30.2025	06.30.2024

	Millions of $
Initial Balance	740,931	1,319,415
New financial debts	109	-
Financial debts paid	(81,922)	(80,240)
Accrued interest	25,718	34,990
Foreign Exchange differences	7,701	(504,464)
Inflation adjustment	166	7,890
Total Net Balance at June 30	692,703	777,591

8.2 Breakdown of financial debt

Non-current Financial Debts

	06.30.2025	12.31.2024

	Millions of $
Negotiable Obligations	609,647	645,395
Cost of issuance of NO	(673)	(958)
	608,974	644,437
Current Financial Debts
Bank borrowings	8,243	12,179
Negotiable Obligations	75,791	84,694
Cost of issuance of NO	(305)	(379)
	83,729	96,494
	692,703	740,931

As of June 30, 2025 and December 31, 2024, the fair value of the financial debt amounts to $624,631 million and $738,103 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Separate Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 06.30.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	8.8	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	31.6	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	56.5	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	17.9	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of June 30, 2025, the Company complies with financial covenants.

As of June 30, 2025, the Company fully canceled Class VI Bonds.

As of June 30, 2025, the Company holds Class IX and Class X Bonds in its portfolio totaling US$17 million.

Notes to the Condensed Consolidated Interim Financial Statements
At June 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(1)	Capital at 06.30.2025 (1)	Capital at 12.31.2024 (1)
ICBC - Dubái Branch	07.2022	10.2025	SOFR+ 7.875%(2)	U$S	10.0	6.7	10.00

(1) Balances in the original currency of the financial instrument.

(2) Plus applicable withholding tax.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Trust for Strengthening	10.1	55,764	50,169
Others		1,808	513
Total		57,572	50,682

9.1.2 Other current receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Expenses to be recovered		3,080	2,774
Related parties	10.1	2,390	2,982
Tax credits		11,346	18,898
Prepaid Insurance		1,211	2,820
Others		9	21
Total		18,036	27,495

Notes to the Condensed Consolidated Interim Financial Statements
At June 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2 Trade receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Trade receivables		108,560	115,095
Related parties	10.1	2,791	2,623
Checks-postdated checks		4,519	2,991
Subtotal sales credits		115,870	120,709
Provision for bad debts		(12,591)	(10,906)
Total		103,279	109,803

9.2.1 Changes in Bad Debt Provisions

		06.30.2025	12.31.2024

	Note	Millions of $
Initial balance		10,906	15,619
Increases of the period	5.2	3,011	2,252
Foreign exchange difference		1,040	(190)
Applications of the period		(769)	(105)
Inflation adjustment		(1,597)	(7,231)
Bad Debts provisions at June 30		12,591	10,345

9.3 Investments

9.3.1 Non-current investments

		06.30.2025	12.31.2024

	Note	Millions of $
Negotiable obligations		39,658	51,050
Negotiable obligations of related companies	10.1	1,376	4,093
Other financial assets		-	2,216
Total		41,034	57,359

9.3.2 Current investments

		06.30.2025	12.31.2024

	Note	Millions of $
Negotiable Obligations		35,661	16,591
Negotiable obligations of related companies	10.1	2,751	-
Other financial assets		16,628	9,069
Total		55,040	25,660

Notes to the Condensed Consolidated Interim Financial Statements
At June 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

		06.30.2025	12.31.2024

	Note	Millions of $
Cash and funds in custody		121	193
Banks	13	33,224	95,276
Checks not yet deposited		889	555
Term deposits and others		110,091	26,694
Total		144,325	122,718

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	06.30.2025	12.31.2024

	Millions of $
Suppliers	1,007	1,116
Total	1,007	1,116

9.5.2 Commercial accounts payable and other current

		06.30.2025	12.31.2024

	Note	Millions of $
Suppliers		49,368	62,091
Foreign suppliers		5,755	10,194
Debts with Related Parties	10.1	6,530	5,228
Salaries and social security liabilities		33,381	47,042
Other fiscal debts		7,845	8,462
Total		102,879	133,017

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at June 30, 2025 and December 31, 2024 are as follows:

	06.30.2025	12.31.2024

Other receivables	Millions of $
Other related companies	2,390	2,982
Total	2,390	2,982

Notes to the Condensed Consolidated Interim Financial Statements
At June 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	06.30.2025	12.31.2024

Trade receivables	Millions of $
Other related companies	2,791	2,623
Total	2,791	2,623

	06.30.2025	12.31.2024

Investments	Millions of $
Other related companies - non current	1,376	4,093
Other related companies - current	2,751	-
Total	4,127	4,093

	06.30.2025	12.31.2024

Accounts payable and other	Millions of $
Other related companies	6,530	5,228
Total	6,530	5,228

	06.30.2025	12.31.2024

Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	-	15,649
Other related companies	129	-
Total	129	15,649

The balances with the Argentine National State as of June 30, 2025, and December 31, 2024, are as follows:

		06.30.2025	12.31.2024

	Note	Millions of $
Debt - Specific Allocation of Income		12,469	13,789
Debt - Dividends to be paid	11	-	14,279
Credit - Strengthening Trust (1)		55,764	50,169

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the six-month periods ended June 30, 2025 and 2024 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $2,305 million and $2,668 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

The Company has allocated to the cost $4,234 million and $3,158 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $1,653 million and $1,384 million to the cost, respectively.

The Company has allocated to the cost $1,113 million and $888 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $3,304 million and $2,637 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $589 million and $1,136 million to the cost, respectively.

The Company has recorded commercial income of $939 million and $1,182 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $1,318 million and $868 million for the six-month periods ended at June 30, 2025 and 2024, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.25	Total Non Current	Total Current
	Note	Millions of $							En millones de $
Litigations		3,958	1,119	(705)	(528)	26	335	4,205	897	3,308
Deferred Income		15,791	2,711	-	(746)	(8,800)	1,031	9,987	2,278	7,709
Guarantees Received		2,449	(46)	473	(394)	-	691	3,173	-	3,173
Upfront fees from concessionaires		6,008	818	-	-	(1,599)	-	5,227	2,600	2,627
Dividends to be paid	10	29,928	-	(29,567)	(1,482)	-	1,121	-	-	-
Related companies	10	-	131	-	(2)	-	-	129	-	129
Others		2,745	218	(112)	(366)	(336)	369	2,518	1,232	1,286
Total		60,879	4,951	(29,911)	(3,518)	(10,709)	3,547	25,239	7,007	18,232

		At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.24	Total Non Current	Total Current
		Millions of $							En millones de $
Litigations		6,661	561	(513)	(3,052)	-	431	4,088	1,826	2,262
Deferred Income		35,557	6,347	-	(11,671)	(9,355)	1,499	22,377	4,044	18,333
Guarantees Received		4,570	6	-	(1,911)	-	145	2,810	-	2,810
Upfront fees from concessionaires		7,053	972	-	-	(1,191)	-	6,834	4,411	2,423
Related companies	10	-	63	-	-	-	-	63	-	63
Others		6,943	3	(130)	(3,147)	(345)	538	3,862	2,310	1,552
Total		60,784	7,952	(643)	(19,781)	(10,891)	2,613	40,034	12,591	27,443

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2025		Foreign exchange rates	Amount in local currency at 06.30.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	76	1,196	90,810	94,092
Net trade receivables	U$S	51	1,196	60,799	82,250
Investments	U$S	46	1,196	55.039	25,659
Total current assets				206,648	202,001

Non-Current Assets
Investments	U$S	34	1,196	41,034	53,883
Total Non-Current Assets				41,034	53,883
Total assets				247,682	255,884

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	1,205	2,316	32,132
Financial debts	U$S	70	1,205	84,034	96,873
Lease liabilities	U$S	3	1,205	3,168	3,129
Commercial accounts payable and others	U$S	19	1,205	22,683	28,823
	EUR	2	1,420.213	2,602	2,765
	GBP	0	1,655.188	1	-
	CAD	0	884.6634	89	45
Total current liabilities				114,893	163,767

Non-Current Liabilities
Provisions and other charges	U$S	2	1,205	2,130	3,353
Financial debts	U$S	506	1,205	609,647	645,395
Lease liabilities	U$S	1	1,205	1,005	2,436
Commercial accounts payable and others	U$S	1	1,205	1,007	1,106
Total non-current liabilities				613,789	652,290
Total liabilities				728,682	816,057
Net liability position				481,000	560,173

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of June 30, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $6,246 million and $5,499 million, respectively.

NOTE 14 - CAPITAL STOCK

At June 30, 2025 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings)

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and

(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary general meeting held on October 31, 2024, it was resolved: (i) to rectify the resolution reached at the meeting held on April 24, 2024, and to restate the result of the fiscal year, which as of December 31, 2023, amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, re-expressed as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the establishment of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to establish a voluntary reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Having rectified the results for the fiscal year as of April 24, and the shareholders' intention to distribute dividends, at the shareholders' meeting held on October 31, 2024, it was resolved to restate the amount of the voluntary reserve again, this time as of September 30, 2024. The inflation index as of September amounted to 101.58%. Consequently, the amount of the voluntary reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve up to the equivalent of US$80,000,000 in pesos, equivalent to $79,200,000,000, calculated at the selling exchange rate published by the Banco de la Nación Argentina at the close of business on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings) (Contd.)

At the ordinary and special general meeting of classes A, B, C, and D held on April 29, 2025, it was resolved:

(i)	to restate the positive result for the fiscal year, which as of December 31, 2024, amounted to the general CPI index accumulated through March, resulting in an adjusted result of $316,986,187,842;

(ii)	that the restated result be used to establish an optional reserve for the execution of future works plans and for the payment of future dividends, if applicable.

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	30.06.2025	30.06.2024
Income for the period (in millions of $)	73,838	302,487
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	285.0888	1,167.9035

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Consolidated Financial Statements in note 22. Inflation for the first semester of 2025 and the year-over-year inflation rate are indicated in Note 3, the quarterly devaluation was 7,4%.

As of the date of these financial statements, there were no significant changes in exposure to market risk, exchange rate risk, interest rate risk, credit risk, or liquidity risk compared to those reported in the annual financial statements closed as of December 31, 2024.

In April 2025, the BCRA implemented measures that made access to the MULC more flexible, allowing resident individuals to acquire foreign currency for hoarding without restrictions on amounts or additional requirements. Furthermore, prepayments on income tax and personal property taxes for these transactions were eliminated. For legal entities, measures were introduced.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 17 - FINANCIAL RISK MANAGEMENT (Contd.)

Although some specific restrictions and requirements remain in effect.

The Company continues to monitor these regulatory changes and assess their impact on financial risk management to identify potential impacts on its equity and financial position and define the necessary courses of action.

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of June 30, 2025 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at June 30, 2025, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at June 30, 2025.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations. The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2025, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-      Beaconing ring and main electrical substation; and

-      New Feeders 9 and 10 at 13.2 KV.

-      New Express Immigration Controls; and

-      New Osmosis Plant.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

1. General considerations (contd.)

Jorge Newbery Airport

The following works are currently underway:

-      External works - sidewalks - landscaping - coastal fill and underground parking;

-      Extension of the South Platform - Stage 2;

-      Extension of the North Platform; and

-      Remodeling of the Inspection and Requisition Point.

Rio Hondo Airport

Works are underway on:

-      Expansion and Remodeling of the Passenger Terminal.

San Rafael Airport

The following works are being carried out:

-      New Passenger Terminal.

Iguazú Airport

The following works are being carried out:

-      Dump points - Treatment of sanitary effluents from aircraft;

-      Sewage Treatment Plant; and

-      Maintenance Infrastructure and Support Services.

San Juan Airport

The work on the remodeling of the passenger terminal is currently underway.

Resistencia Airport

The following works are currently underway:

-      Comprehensive remodeling of the passenger terminal;

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

1. General considerations (contd.)

Formosa Airport

The work on the new passenger terminal is currently underway.

Salta Airport

The renovation and expansion of the passenger terminal is underway.

Rio Cuarto Airport

The following works are currently underway:

-      Rehabilitation of Runway 05-23; and

-      Renovation of the Beacon System.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at June 30, 2025, 2024, 2023, 2022 and 2021, is presented.

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

	Millions of $
Current Asset	320,966	282,269	314,711	393,084	197,107
Non-current Assets	2,327,473	2,367,154	2,275,674	2,186,610	2,243,613
Total Assets	2,648,439	2,649,423	2,590,385	2,579,694	2,440,720

Current liabilities	220,893	215,013	242,705	378,404	523,462
Non- Current Liabilities	1,000,093	1,010,400	1,089,015	1,185,486	900,562
Total Liabilities	1,220,986	1,225,413	1,331,720	1,563,890	1,424,024

Net equity attributable to majority shareholders	1,426,978	1,423,868	1,259,067	1,015,783	1,016,681
Non-controlling interest	475	142	(402)	21	15
Net Equity	1,427,453	1,424,010	1,258,665	1,015,804	1,016,696
Total	2,648,439	2,649,423	2,590,385	2,579,694	2,440,720

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six-month periods ended at June 30, 2025, 2024, 2023, 2022 and 2021.

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

	Millions of $
Gross Profit	197,465	221,391	220,363	153,645	15,827
Administrative and distribution and marketing expenses	(65,258)	(56,687)	(52,545)	(29,561)	(26,309)
Other net income and expenses	7,488	10,637	11,693	9,693	(9,939)
Operating profit	139,695	175,341	179,511	133,777	(20,421)
Income and financial costs	(27,224)	363,284	25,552	48,525	50,764
Result by exposure to changes in the acquisition power of currency	(5,352)	(26,955)	(19,437)	23,551	(6,968)
Result from participation in related parties	-	(1)	(6)	(27)	-
Income before tax	107,119	511,669	185,620	205,826	23,375
Income tax	(33,281)	(209,182)	(38,180)	23,369	(50,289)
Result of the period	73,838	302,487	147,440	229,195	(26,914)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	73,838	302,487	147,440	229,195	(26,914)
Result attributable to majority shareholders	73,664	302,268	147,588	229,195	(26,914)
Non controlling interest	174	219	(148)	-	-

4. Cash flow structure

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

	Millions of $
Cash Flow generated by operating activities	137,619	52,826	61,597	37,819	24,263
Cash Flow (used in) / generated by investing activities	(12,754)	(10,982)	(22,728)	(61,147)	4,186
Cash Flow used in financing activities	(113,009)	(82,278)	(64,989)	(6,989)	(74,562)
Net Cash Flow generated by / (used in) the period	11,856	(40,434)	(26,120)	(30,317)	(46,113)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

5. Analysis of operations for the six-month periods ended at June 30, 2025 and 2024

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the six-month periods ended at June 30, 2025 and 2024:

	06.30.2025		06.30.2024
Revenues	Millions of $	% Revenues	Millions of $	% Revenues
Aeronautical revenues	320,865	57.55%	323,542	58.50%
Non-aeronautical revenues	236,640	42.45%	229,563	41.50%
Total	557,505	100.00%	553,105	100.00%

The following table shows the composition of the aeronautical revenues for the six-month periods ended at June 30, 2025 and 2024:

	06.30.2025		06.30.2024
Aeronautical revenues	Millions of $	% Revenues	Millions of $	% Revenues
Landing fee	23,894	7.45%	27,734	8.57%
Parking fee	8,141	2.54%	10,307	3.19%
Air station use rate	288,830	90.02%	285,501	88.24%
Total	320,865	100.00%	323,542	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 06.30.2025	360,208
Costs of sales for the period ended at 06.30.2024	331,872
Variation	28,336

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 06.30.2025	35,144
Distribution and commercial expenses for the period ended at 06.30.2024	32,973
Variation	2,171

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

5. Analysis of operations for the six-month periods ended at June 30, 2025 and 2024 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 06.30.2025	30,114
Administrative expenses for the period ended at 06.30.2024	23,714
Variation	6,400

Income and financial costs

Net financial income and costs totaled a loss of $27,224 million during the six-month period ended at June 30, 2025 with respect to $363,284 million revenue during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of approximately $7,488 million during the six-month period ended June 30, 2025 compared to a gain of $10,637 million in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of June 30, 2025 amounted to $2,120,156 million, composed of $692,703 million of financial debt and equity of $1,427,453 million, while the total capitalization of the Group as of December 31, 2024 amounted to $2,201,601 million, composed of $777,591 million of financial debt and equity of $1,424,010 million.

Debt as a percentage of total capitalization amounted to approximately 32.67% and 35.32% as of June 30, 2025 and 2024, respectively.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

6. Index

The information refers to the six-month periods ended at June 30, 2025, 2024, 2023, 2022 and 2021:

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21
Liquidity (1)	1.524	1.453	1.395	1.153	0.478
Solvency (1)	1.184	1.190	0.964	0.449	0.693
Immobilization of capital	0.879	0.893	0.879	0.766	0.895
Cost effectiveness	0.053	0.238	0.124	0.222	(0.026)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six-month periods ended at June 30, 2025, 2024, 2023, 2022 and 2021:

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21
Airport	Thousands of passengers
Aeroparque	8,725	7,010	7,478	5,714	820
Ezeiza	5,781	5,479	5,045	3,098	1,840
Córdoba	1,532	1,393	1,386	963	234
Mendoza	1,267	1,086	1,131	754	220
Bariloche	1,111	994	1,050	890	377
Iguazú	881	675	757	513	101
Salta	690	614	722	565	169
Tucumán	397	347	419	320	104
C. Rivadavia	280	250	270	191	63
Jujuy	238	267	297	213	66
Total	20,902	18,115	18,555	13,221	3,994
Overall total	22,039	19,252	19,817	14,275	4,308
Variation	14.5%	-2.9%	38.8%	231.4%	-51.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the six-month periods ended at June 30, 2025, 2024, 2023, 2022 and 2021 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21
Aeroparque	69,956	58,316	61,894	46,777	10,057
Ezeiza	36,853	36,595	34,218	22,189	19,416
San Fernando	27,019	25,874	30,393	29,456	21,653
Córdoba	13,430	12,886	13,427	9,841	3,790
Mendoza	11,042	10,050	10,517	7,299	3,000
Bariloche	8,464	7,427	8,066	6,838	3,951
Salta	8,463	8,175	7,854	5,480	2,298
Iguazú	6,434	5,160	5,666	4,092	1,282
San Rafael	4,357	4,414	2,178	2,481	2,005
Tucuman	3,904	3,289	3,957	2,794	1,441
Mar del Plata	3,578	4,245	3,954	3,156	1,949
Total	193,500	176,431	182,124	140,403	70,842
Overall Total	223,887	206,909	214,954	168,679	89,233
Variation	8.2%	-3.7%	27.4%	89.0%	-12.2%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2025 presented in comparative form

Outlook for 2025

Traffic continued to show strong performance this quarter, reaching a new all-time high for a second quarter.

In the international segment, traffic experienced sustained growth, with an 18% increase compared to the same period of the previous year, similar to the 20% growth recorded in first quarter of 2025. This increase was driven by higher flight frequencies to key international destinations along with new routes that began operating during the second quarter, mainly to regional destinations. Compared to 2019, international traffic exceeded the same period by 7%. The domestic segment also showed solid performance, with year-over-year growth of 17%, well above the 8% registered in the first quarter of the year and 17% higher than the first quarter of 2019. This growth was supported by an expansion of the domestic fleet, with airlines incorporating new aircraft to increase flight offerings and frequencies.

Looking ahead to the rest of the year, we expect growth trends to continue across both segments. As such, 2025 is on track to become a record year for passenger traffic.

In line with the higher level of activity, commercial revenues delivered solid performance, with a notable improvement in parking services, driven by higher occupancy levels, increased parking availability, and tariff updates. Additionally, Duty-Free sales performed better compared to the previous year.

On the other hand, the Company’s operating costs, primarily those denominated in local currency, continued to be affected by the macroeconomic environment. We have advanced and are actively executing cost control measures and efficiency initiatives aimed at preserving operating margins.

Lastly, as part of the contractual investment plan, we continue to make progress in line with the established timeline. We are currently executing the second phase of the 2025 capex program, following the completion of phase I at the end of 2024. The plan includes runway works and terminal upgrades across several provinces, aimed at increasing capacity and/or improving service levels at each airport.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Aeropuertos Argentina 2000 S.A.
Legal address: Honduras 5663
Autonomous City of Buenos Aires
Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") which comprise the consolidated statements of financial position as of June 30, 2025, the consolidated statements of comprehensive income for the periods of six and three months ended June 30, 2025, changes in equity and cash flows for six-months period ended June 30, 2025 and selected explanatory notes.

Responsibilities of the Board of Directors

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards and therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L.
Bouchard 557, 8th floor
C1106ABG - Autonomous City of Buenos Aires, Argentina
T: +(54.11) 4850.0000

www.pwc.com.ar

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that accompanying the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)            the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventory and Balance Sheets;

b)            the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)            we have read the summary of information, on which, in what is a matter of our competence, we have no observations to formulate;

d)            as of June 30, 2025, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $5,523,996,370, not being payable as of that date.

Autonomous City of Buenos Aires, August 6, 2025.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of June 30, 2025, the consolidated statements of comprehensive income for the periods of six and three months ended June 30, 2025, changes in equity and cash flows for six-month period ended June 30, 2025 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated August 6, 2025, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2025 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 6, 2025.

Patricio A. Martin

By Surveillance Committee